K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Beacon Select Funds
File Nos. 333-88343 and 811-09603
Post Effective Amendment No. 26

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, herewith on behalf of the American Beacon Select Funds (the “Trust”) is Post-Effective Amendment No. 26 to the Trust’s currently effective Registration Statement on Form N-1A (“Registration Statement”) relating to the American Beacon U.S. Government Money Market Select Fund (the “Fund”), a series of the Trust. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The purposes of this filing are to: (1) respond to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 25 (“PEA No. 25”) to the Registration Statement, that was filed with the SEC pursuant to Rule 485(a) of the 1933 Act on February 26, 2016; (2) file exhibits that were not included with PEA No. 25; (3) update the financial statements of the Fund and certain other information; and (4) make other non-material changes to the Fund’s prospectus and statement of additional information.

The Trust elects that this filing become effective on April 29, 2016, pursuant to Rule 485(b) under the 1933 Act. If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber

Attachments

cc:        Rosemary Behan

American Beacon Advisors, Inc.